Exhibit 99.1

WESCO FINANCIAL CORPORATION

ELECTION OPTIONS

You may hereby make ONE of the following elections: (1) you may elect to receive cash as consideration with respect to all of your shares of common stock, par value $1.00 per share, of Wesco Financial Corporation (“Wesco common stock”), by checking the “CASH ELECTION” box; (2) you may elect to receive shares of Class B common stock, par value $0.0033 per share, of Berkshire Hathaway Inc. (“Berkshire Class B common stock”) by checking the “STOCK ELECTION” box; or (3) you may elect to receive a combination of cash and Berkshire Class B common stock by checking the “MIXED ELECTION” box and specifying the number of shares of Wesco common stock with respect to which you elect to receive each type of consideration. In the event the sum of these numbers exceeds the number of shares of Wesco common stock you own, your election will be deemed invalid. If the sum is less than the number of shares of Wesco common stock you own, you will be deemed to have made a Cash Election for the balance of your shares.

Please fully review the General Instructions enclosed with this Election Form and select ONLY ONE of the three election options below by placing an X in the box to the left of your chosen election. Wesco shareholders who fail to make an election, or make an invalid election, will be deemed to have made a Cash Election for 100% of the shares of Wesco common stock they own.

Select ONE of the following:

☐	CASH ELECTION: You elect to receive cash consideration with respect to ALL of your shares of Wesco common stock.

☐	STOCK ELECTION: You elect to receive stock consideration with respect to ALL of your shares of Wesco common stock.

☐	MIXED ELECTION: You elect to receive a combination of cash consideration and stock consideration, as specified below:

You elect to receive cash consideration with respect to                  shares of Wesco common stock.

You elect to receive stock consideration with respect to                  shares of Wesco common stock.

X

X

Signatures of Registered Holders

Must be signed by all registered shareholders; include legal capacity if signing on behalf of an entity.

Mail to:	By Overnight Courier or Hand-Delivery to:
Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854	Wells Fargo Bank, N.A Shareowner Services Voluntary Corporate Actions 161 North Concord Exchange St. Paul, Minnesota 55164-0854

WESCO FINANCIAL CORPORATION

ELECTION FORM

GENERAL INSTRUCTIONS

You are receiving this Election Form because you are a shareholder of Wesco Financial Corporation (“Wesco”). As more fully described below and in the proxy statement/prospectus dated [•], 2011, Wesco shareholders are being asked to approve the Agreement and Plan of Merger (the “merger agreement”), dated February 4, 2011, by and among Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), Montana Acquisitions, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Berkshire Hathaway Inc. (“Merger Sub”), and Wesco, pursuant to which Wesco will be merged within and into Merger Sub (the “merger”), with Merger Sub continuing as the surviving entity.

If the merger is completed, each share of Wesco’s common stock, par value $1.00 per share (“Wesco common stock”), will be converted into the right to receive an amount, either in cash (the “cash consideration”) or Class B common stock (the “stock consideration”), par value $0.0033 per share, of Berkshire (“Berkshire Class B common stock”) at the election of the shareholder, equal to: (i) $386.55 (which represents Wesco’s shareholder’s equity per share as of January 31, 2011, estimated for purposes of the merger agreement), plus (ii) an earnings factor of $.98691 per share per month from and after February 1, 2011 through and including the anticipated effective time of the merger (pro rated on a daily basis for any partial month), plus (or minus, if negative) (iii) the sum of the following (expressed on a per share basis, net of taxes): (a) the change (positive or negative) in net unrealized appreciation of Wesco’s investment securities, (b) the amount of net realized investment gains or losses, and (c) the amount of other-than-temporary impairment charges with respect to Wesco’s investment securities for the period between February 1, 2011 and the close of business on the second full trading day prior to the date of the special meeting (the “determination date”), minus (iv) the per share amount of cash dividends declared with respect to Wesco common stock having a record date from and after February 4, 2011 through and including the anticipated effective time of the merger, and minus (v) certain fees and expenses incurred by Wesco in connection with the transaction (expressed on a per share basis). For Wesco shareholders who elect to receive the stock consideration, the exchange ratio will be based on the average of the daily volume-weighted average prices per share of Berkshire Class B common stock for the period of 20 consecutive trading days ending on the determination date. Fractional shares of Berkshire Class B common stock will not be issued in the merger; instead, cash will be paid in lieu of any fractional shares of Berkshire Class B common stock. Berkshire Class B shares are listed on the New York Stock Exchange under the stock symbol “BRK.B.” The final per share merger consideration will be determined by Berkshire and reasonably agreed to by Wesco (acting through a special committee of the Wesco board of directors), and will be made publicly available though the filing of a Form 8-K by Wesco with the Securities and Exchange Commission by no later than 9:30 a.m., New York time, on the first business day following the determination date.

Details regarding the payment of the merger consideration are included in the proxy statement/prospectus. Wesco shareholders are entitled, subject to the terms set forth in the merger agreement and the proxy statement/prospectus, to elect to receive the cash consideration or the stock consideration, or a combination of cash consideration and stock consideration, in exchange for their shares of Wesco common stock.

If you do not make an election, or make an invalid election, then you will be deemed to have elected to receive the cash consideration for your shares of Wesco common stock.

Please complete the attached form to make an election with respect to each share of Wesco common stock you own. For each such share, you may elect to receive either (1) the cash consideration, (2) the stock consideration or (3) a combination of the foregoing (a “Mixed Election”). See “Risk Factors” in the proxy statement/prospectus dated [•], 2011, for a discussion of factors you should consider in making your election.

To be effective, this Election Form must be properly completed, signed and delivered to the Exchange Agent at the address above not later than 5:00 p.m., New York time, on the second business day prior to the Special Meeting of Wesco shareholders (the “Election Deadline”), currently scheduled for [•], 2011. If you do not make a valid election or fail to return this Election Form prior to the Election Deadline, you will be deemed to have elected to receive the cash consideration for 100% of the Wesco shares you hold. We have enclosed a pre-addressed envelope for your convenience. Please allow ample time for delivery.

After the effective time of the merger, the Exchange Agent will mail to each holder of record of Wesco common stock whose shares were converted into the right to receive the merger consideration described above (1) a letter of transmittal and (2) instructions for use in surrendering certificates (which immediately prior to the effective time of the merger represented outstanding shares of Wesco common stock) in exchange for the merger consideration upon surrender of such certificate. DO NOT SURRENDER YOUR STOCK CERTIFICATES AT THIS TIME.

If some or all of your shares of Wesco common stock are held in “street name” by a broker, bank or other nominee, please contact your broker, bank or other nominee for instructions on how to make an election for those shares, and follow those instructions.